

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
20423 State Road 7, Suite F6-490
Boca Raton, FL 33498

      Re: **iTrackr Systems, Inc.**
              Item 4.02 Form 8-K
              Filed September 14, 2010
              Item 4.02 Form 8-K/A#1
              Filed September 22, 2010
              File No. 000-52810

Dear Mr. Rizzo:

      We have completed our review of your Form 8-K and amendment and have no further comments at this time on the specific issues raised.

              Sincerely,

              Ryan Rohn
              Staff Accountant